UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________

Commission File Number__________

SIGMA LITHIUM CORPORATION

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2200 HSBC Building

885 West Georgia Street

Vancouver, British Columbia

V6C 3E8

+55 11-2985-0089

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	SGML	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☐

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, this “Form 40-F”) includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively “Forward Looking Information”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward Looking Information. These statements appear in a number of places in this Form 40-F and include statements regarding the Registrant’s intent, or the beliefs or current expectations of the Registrant’s officers and directors. All statements, other than statements of historical fact, may be Forward Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of mineralization that would be realized by development). When used in this Form 40-F, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Form 40-F. Forward Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward Looking Information.

In particular (but without limitation), this Form 40-F contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the 27 non-contiguous mineral rights held by Sigma Mineração S.A. located in the Araçuaí and Itinga Regions of the State of Minas Gerais in Brazil, and comprised of: (i) the Northern Complex, being the Grota do Cirilo Property, the Genipapo Property, and the Santa Clara Property; and (ii) the Southern Complex, being the São José Property (collectively, the “Project”); capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Registrant’s ability to raise capital and obtain project financing; expected expenditures to be made by the Registrant on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant for the Project; and competitive conditions and anticipated trends post-COVID-19 virus and the ongoing uncertainties and effects in respect of the COVID-19 virus.

Forward Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward Looking Information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Registrant’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward Looking Information. With respect to the Forward Looking Information, the Registrant has made assumptions regarding, among other things:

•	general economic conditions;

•	anticipated trends and effects in respect of the COVID-19 virus;

•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;

•	estimates of, and changes to, the market prices for lithium;

•	the impact of increasing competition in the lithium business and the Registrant’s competitive position in the industry;

•	the Registrant’s market position and future financial and operating performance;

•	the Registrant’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;

•	anticipated timing and results of exploration, development and construction activities;

•	reliability of technical data;

•	the Registrant’s ability to develop and achieve production at the Project;

•	the Registrant’s ability to obtain financing on satisfactory terms to develop the Project;

•	the Registrant’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals for the Project;

•	the timing and possible outcome of regulatory and permitting matters for the Project;

•	the exploration, development and construction costs for the Project;

•	the accuracy of budget and construction estimates for the Project;

•	successful negotiation of definitive commercial agreements, including off-take agreements for the Project; and

•	the Registrant’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Registrant’s actual results could differ materially from those anticipated in any Forward Looking Information as a result of the risk factors contained in this Form 40-F, including (but not limited to) the factors referred to under the heading “Risk Factors” in the Registrant’s most recently filed Annual Information Form available on SEDAR at www.sedar.com. Such risks include, but are not limited to, the following: the Project may not be developed as planned; there may be uncertainty regarding whether there will ever be production at the Project; cost overruns; risks associated with the Registrant’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Project; risk to the growth of lithium markets; low lithium prices; inability to obtain required governmental permits and operations being limited by government-imposed limitations; inability to achieve and manage expected growth; political risk associated with foreign operations and emerging and developing market risks; risks associated with not having development and production experience; operational risks; changes in government regulation; changes to environmental requirements; insurance risk; receipt and security of mineral property titles and mineral tenure risk; competition risk; market risk; volatility in global financial conditions; uncertainties associated with estimating mineral resources, including relating to the assumptions underlying mineral resource estimates and whether mineral resources will ever be developed into mineral reserves; opposition to development of the Registrant’s mineral properties; risks relating to public health crises, including the COVID-19 virus; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liability risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; an increase in costs by suppliers, including of any raw materials used in the production process; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Registrant; shareholder dilution; dependence on key personnel; likelihood of payment of dividends in the future; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk; conflicts of interest; share price volatility; and cybersecurity risks and threats.

Readers are cautioned that the foregoing lists of assumptions and factors is not exhaustive. The Forward Looking Information contained in this Form 40-F is expressly qualified by these cautionary statements. All Forward Looking Information in this Form 40-F speaks as of the date of this Form 40-F. The Registrant does not undertake any obligation to update or revise any Forward Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks and uncertainties is contained in the Registrant’s filings with securities regulators, including the Registrant’s most recent annual and interim MD&A, which are available on SEDAR at www.sedar.com.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Technical disclosure regarding the Registrant’s properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”).

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies are required to provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later.

Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Registrant’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.32, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value.  The holders of Common Shares are entitled to: (i) one vote per Common Share at all meetings of shareholders; (ii) receive dividends as and when declared by the board of directors of the Registrant; and (iii) upon liquidation, dissolution or winding-up of the Registrant, on a pro rata basis, the net assets of the Registrant after payment of debts and other liabilities. There are no pre-emptive, redemption, purchase or conversion rights attached to the Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, the Registrant had the following contractual obligations outstanding:

(C$ in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 Years
Accounts payable	$1,953.6	$1,953.6	$-	$-	$-
Discounted lease payments	252.2	9.1	20.8	26.8	195.5
Revolving credit facility	2,683.9	2,683.9	-	-	-
Note payable	2,204.0	1,941.3	262.7	-	-
Total contractual obligations	$7,093.7	$6,587.9	$283.5	$26.8	$195.5

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1	Management’s Discussion and Analysis for the three months ended March 31, 2021

99.2	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021 and 2020

99.3	Management’s Discussion and Analysis for the year ended December 31, 2020

99.4	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.5	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020

99.6	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020 and 2019

99.7	Management’s Discussion and Analysis for the three and six months ended June 30, 2020

99.8	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020 and 2019

99.9	Annual Information Form for the year ended December 31, 2019

99.10	Management’s Discussion and Analysis for the three months ended March 31, 2020

99.11	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020 and 2019

99.12	Management’s Discussion and Analysis for the year ended December 31, 2019

99.13	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018

99.14	Grota do Cirilo Lithium Project: Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 2 (Barreiro) Update of the NI 43-101 Technical Report Feasibility Study dated July 15, 2021

99.15	Certificate of Amendment of Sigma Lithium Corporation dated July 5, 2021

99.16	Management information circular dated May 28, 2021 with respect to the annual and special meeting of Sigma Lithium Resources Corporation shareholders to be held on June 29, 2021

99.17	Material Change Report dated February 19, 2021

99.18	Management information circular dated December 2, 2020 with respect to the annual meeting of Sigma Lithium Resources Corporation shareholders held on December 29, 2020

99.19	Material Change Report dated August 17, 2020

99.20	7th Amendment to the Agreement for the Purchase and Sale of Shares, Assignment of Mineral Rights and Other Covenants dated as of June 29, 2020, between Arqueana Empreendimentos e Participações S.A., Sigma Lithium Holdings Inc., Sigma Mineração S.A., and in the capacity of Consenting Intervening Party, RI-X Mineração e Consultoria S.A.

99.21	Consent of KPMG LLP

99.22	Consent of Guilherme Gomides Ferreira, B.Sc., M.Eng.

99.23	Consent of Marc-Antoine Laporte, P.Geo.

99.24	Consent of Jacques Parent, P.Eng., Ph.D.

99.25	Consent of Jarrett Quinn, P.Eng.

99.26	Consent of Porfirio Cabaleiro Rodriguez, B.Sc., M.Eng.

99.27	Consent of Pedro P. Veliz, P.Eng.

99.28	Consent of Jacqueline Wang, P.Eng.

99.29	Management’s Discussion and Analysis for the three and six months ended June 30, 2021

99.30	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020

99.31	News Release dated September 2, 2021

99.32	News Release dated September 8, 2021

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMA LITHIUM CORPORATION

/s/ Ana Cabral-Gardner
Name:	Ana Cabral-Gardner
Title:	Co-Chief Executive Officer

Date: September 8, 2021